UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Vista Credit Strategic Lending Corp.

(Name of Subject Company (Issuer))

Vista Credit Strategic Lending Corp.

(Name of Person(s) Filing Statement)

Class I Shares of Common Stock, par value $0.01 per share

(Title of Class of Securities)

92839L 107 and U9224Y 103

(CUSIP Number of Class of Securities)

Class D Shares of Common Stock, par value $0.01 per share

(Title of Class of Securities)

92839L 206 and U9227Y 100

(CUSIP Number of Class of Securities)

Class S Shares of Common Stock, par value $0.01 per share

(Title of Class of Securities)

92839L 305 and U9227Y 118

(CUSIP Number of Class of Securities)

Marina Novello

General Counsel

Vista Credit Strategic Lending Corp.

50 Hudson Yards, Floor 77

New York, NY 10001

212-804-9100

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Filing Persons)

COPIES TO:
Monica J. Shilling, P.C. Kirkland & Ellis LLP 2049 Century Park East, 37th Floor Los Angeles, California 90067 (310) 552-4200		Nicole M. Runyan, P.C. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800

June 24, 2026

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1. Summary Term Sheet.

Reference is made to the Summary Term Sheet of the Offer to Purchase (as defined below) that is attached hereto as Exhibit (a)(1)(ii) and is hereby incorporated by reference.

Item 2. Subject Company Information.

(a)

The name of the issuer is Vista Credit Strategic Lending Corp. (the “Company”). The Company is a closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”). In addition, for U.S. federal income tax purposes, the Company has elected to be treated, and expects to qualify annually, as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended. The Company is organized as a Maryland corporation. The principal executive office of the Company is located at 50 Hudson Yards, Floor 77, New York, NY 10001 and the telephone number is (212) 804-9100.

(b)

The title of the securities that are the subject of the offer to purchase and the related Letter of Transmittal (“Offer to Purchase” and the tender offer made thereby, the “Offer”) are Class I shares of common stock, par value $0.01 per share (“Class I Shares”), Class D shares of common stock, par value $0.01 per share (“Class D Shares”), and Class S shares of common stock, par value $0.01 per share (“Class S Shares” and together with Class I Shares and Class D Shares, the “Shares”), or portions thereof. As of the close of business on May 31, 2026, there were 42,732,273.828 Class I Shares outstanding, no Class D Shares outstanding and 5,298,543.772 Class S Shares outstanding. Subject to the conditions set forth in the Offer to Purchase, the Company will purchase up to 5.0% of the Company’s outstanding Shares that are tendered by holders of the Company’s Shares (“Stockholders”) and not withdrawn as described in the Offer to Purchase (the “Offer Amount”). The Shares subject to the Offer represent approximately 5.0% of the Company’s Shares outstanding as of May 31, 2026.

(c)	Shares are not traded in any market.

Item 3. Identity and Background of Filing Person.

(a)

The Company is tendering for its own Shares. The information required by this Item is set forth in Item 2(a) above. Vista Credit BDC Management, L.P. (the “Adviser”) serves as the investment adviser for the Company. The Adviser is located at 50 Hudson Yards, Floor 77, New York, NY 10001 and its telephone number is (212) 804-9100. The members of the Company’s Board of Directors (the “Board”) are Greg Galligan, David Flannery, Sheila Finnerty, Olivia Kirtley and Stephen Riddick (each, a “Director”). The Chief Executive Officer and President is Greg Galligan, the General Counsel and Secretary is Marina Novello, the Chief Compliance Officer is Gwen Reinke, the Chief Financial Officer and Treasurer is Ross Teune and the Vice President is Brendan Renehan. The Directors and the executive officers of the Company may be reached at the Company’s business address and phone number set forth in Item 2(a) above.

(b)-(c)	Not applicable.

Item 4. Terms of the Transaction.

(a) (1)(i)

Subject to the conditions set forth in the Offer to Purchase, the Company will purchase up to 2,401,540.880 Shares that are tendered by Stockholders by 11:59 p.m., Eastern Time, on July 23, 2026, and not withdrawn as described in Item 4(a)(1)(vi).

(ii)

The purchase price of a Share (or portion thereof) tendered will be its net asset value as of June 30, 2026, or a later date determined by the Company if the Offer is extended (in each case, the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase. Reference is made to the Cover Page, Section 2 “Offer to Purchase and Price” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

Each Stockholder that tenders Shares that are accepted for purchase will be sent a written notice (the “Acceptance Notice”) notifying the Stockholder that the Company has received and accepted their tender. Such Stockholder will receive cash in an amount equal to the value of the Stockholder’s Shares accepted for purchase by the Company determined as of the Valuation Date. The Form of the Acceptance Notice is attached hereto as Exhibit (a)(1)(iv) and incorporated herein by reference.

(iii)

The Offer is scheduled to expire on July 23, 2026, unless extended. Reference is made to the Cover Page, Summary Term Sheet, Section 2 “Offer to Purchase and Price” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

	(iv)	Not applicable.

	(v)	Reference is made to the Cover Page, Summary Term Sheet and Section 7 “Certain Conditions of the Offer” of the Offer to Purchase, which are incorporated herein by reference.

	(vi)	Reference is made to Section 5 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.

(vii)

Reference is made to the Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference. Note that certain Stockholders may be required to deliver their Letter of Transmittal to their financial advisor (instead of directly to the Company’s transfer agent, State Street Bank and Trust Company). All Stockholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

	(viii)	Reference is made to Section 4 “Procedure for Tenders” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

	(ix)	Reference is made to the Cover Page, Section 3 “Amount of Tender,” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

	(x)	Reference is made to Section 2 “Offer to Purchase and Price” of the Offer to Purchase, which is incorporated herein by reference.

	(xi)	Not applicable.

	(xii)	Reference is made to Section 10 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(a) (2)	Not applicable.

(b)

Any Shares to be purchased from any executive officer, Director or affiliate of the Company will be on the same terms and conditions as any other purchase of Shares. To the Company’s knowledge, none of the executive officers, Directors, or affiliates of the Company intends to tender Shares in the Offer.

Item 5. Past Contracts, Transactions, Negotiations and Agreements with Respect to the Issuer’s Securities.

(a)-(d)	Not applicable.

(e)

The Board has the discretion to determine whether the Company will purchase Shares from Stockholders from time to time pursuant to written tenders. The Adviser expects that it will recommend to the Board that the Company purchase Shares from Stockholders quarterly. However, the Company is not required to make any such repurchase offers or otherwise conduct tender offers and the Board may amend, suspend or terminate the Company’s share repurchase program at any time. Certain Stockholders have waived voting rights with respect to any Shares owned by such Stockholders in excess of 4.99% of the total number of Shares outstanding. In addition, beginning in November 2040, Vista VCSL Feeder Fund, L.P. (“Feeder”), a Stockholder, must submit a tender request in respect of the Shares then held by it if permitted by the governing documents of the Company and if certain ratio tests related to the financial health of an affiliate of Feeder will be maintained or improved as a result of such tender. The Company is not aware of any other agreement, arrangement, or understanding relating, directly or indirectly, to the Offer, whether or not legally enforceable, between: (i) the Company, the Adviser, the Company’s executive officers or Directors or any person controlling the Company, the Adviser, the Company’s executive officers or the Board; and (ii) any other person, with respect to any securities of the Company (including any contract, agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6. Purposes Of This Tender Offer and Plans or Proposals.

(a)-(b)	Reference is made to Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(c)

Reference is made to Section 8 “Certain Information About the Company” of the Offer to Purchase, which is incorporated herein by reference. Because Shares are not traded in any market, subsections (6), (7), and (8) of Regulation M-A Item 1006(c) are not applicable to the Company.

Item 7. Source and Amount of Funds or Other Consideration.

(a)-(d)	Reference is made to Section 6 “Purchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.

Item 8. Interest in Securities of the Issuer.

(a)	Based on the number of Shares outstanding as of May 31, 2026, the following persons own the number of Shares indicated in the below table.

Person	Shares	Percentage of the Company’s Outstanding Shares
David Flannery	59.990	*
Greg Galligan	38,303.000	*
Sheila Finnerty	—	—
Olivia Kirtley	—	—
Stephen Riddick	7,816.871	*
Marina Novello	59.990	*
Gwen Reinke	59.990	*
Ross Teune	59.990	*
Brendan Renehan	59.990	*
VEP Group, LLC **	6,745,732.835	14.0%

* Less than 1%.

** Includes 1,499.728 shares owned by Vista Credit BDC Management, L.P., the Company’s Adviser.

Based on information available to the Company, none of the persons listed above intends to tender any of his or her Shares in the Offer. Addresses for each of the persons listed above are provided in Item 3.

(b)

Reference is made to Section 8 “Certain Information About the Company” of the Offer to Purchase, which is incorporated herein by reference. During the past 60 days, the Company has issued to the Adviser, Directors and executive officers of the Company an aggregate of approximately 156.909 Shares, including the net impact of Shares issued pursuant to the Company’s distribution reinvestment plan, for net proceeds of approximately $3,020 from the Adviser, any Director or executive officer of the Company, or any person controlling the Company or the Adviser.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a)	No persons have been employed, retained, or are to be compensated by the Company to make solicitations or recommendations in connection with the Offer to Purchase.

Item 10. Financial Statements.

(a)

Not applicable. The consideration offered to security holders consists solely of cash. The Offer is not subject to any financing condition, and the Company is a public reporting company under Sections 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR.

(b)	Not applicable.

Item 11. Additional Information.

(a)	(1)	None.

	(2)	None.

	(3)	Not applicable.

	(4)	None.

	(5)	None.

(c)	The Offer to Purchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

Item 12. Exhibits.

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)	Form of Letter of Transmittal.

(a)(1)(iv)	Form of Notice from the Company to Stockholders in Connection with the Company’s Acceptance of Shares.

(a)(1)(v)	Form of Notice of Withdrawal of Tender.

(a)(2) – (4)	Not applicable.

(b)	None.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

EX-FILING FEES	Filing Fee Table.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VISTA CREDIT STRATEGIC LENDING CORP.

By:	/s/ Gregory Galligan
Name:	Gregory Galligan
Title:	Chief Executive Officer and President

Dated: June 24, 2026

EXHIBIT INDEX

Exhibit

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)	Form of Letter of Transmittal.

(a)(1)(iv)	Form of Notice from the Company to Stockholders in Connection with the Company’s Acceptance of Shares.

(a)(1)(v)	Form of Notice of Withdrawal of Tender.

EX-FILING FEES	Filing Fee Table.